UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On August 21, 2026, Digital Currency X Technology Inc. (the “Registrant” or the “Company”) announced that it will hold its extraordinary general meeting of shareholders (the “Meeting”) on September 3, 2026 at 10:00 a.m. (Hong Kong time), as a virtual meeting conducted solely by electronic means (with no physical place of meeting). All shareholders of the Company at the close of business on August 14, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

At the Meeting, the shareholders will be asked to vote on (1) proposal one: to consider and approve as an ordinary resolution that: (i) a share consolidation of the Company’s issued and unissued class A ordinary shares and class B ordinary shares at a ratio of one hundred and sixty (160)-for-one (1) whereby every one hundred and sixty (160) class A ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a par value of US$0.016 and every one hundred and sixty (160) class B ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a par value of US$0.016 (the “Share Consolidation”), effective at 5:00 p.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC, or on a date to which The Nasdaq Stock Market LLC has raised no objection; (ii) as a consequence of the Share Consolidation, the authorised share capital of the Company be changed from US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each, to US$300,000 divided into 18,750,000 shares of a par value of US$0.016 each, comprising (a) 18,716,250 class A ordinary shares of a par value of US$0.016 each and (b) 33,750 class B ordinary shares of a par value of US$0.016 each; and (iii) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share; (2) proposal two: to consider and approve as an ordinary resolution that, immediately following the Share Consolidation becoming effective, the authorised share capital of the Company be increased from US$300,000 divided into 18,750,000 shares of a par value of US$0.016 each, comprising (a) 18,716,250 class A ordinary shares of a par value of US$0.016 each and (b) 33,750 class B ordinary shares of a par value of US$0.016 each, to US$48,000,000 divided into 3,000,000,000 shares of a par value of US$0.016 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.016 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.016 each, by the creation of (i) 2,975,883,750 class A ordinary shares of a par value of US$0.016 each and (ii) 5,366,250 class B ordinary shares of a par value of US$0.016 each (the “Share Capital Increase”); (3) proposal three: to consider and approve as a special resolution that, subject to the Share Consolidation and the Share Capital Increase being effected and all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”): (i) the par value of each issued class A ordinary share of a par value of US$0.016 and each issued class B ordinary share of a par value of US$0.016 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0159 of the paid-up capital on each issued class A ordinary share of a par value of US$0.016 and each issued class B ordinary share of a par value of US$0.016 (the “Share Capital Reduction”); (ii) following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001; (iii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the fifth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; (iv) immediately following the Share Capital Reduction: a. each authorised but unissued class A ordinary share of a par value of US$0.016 be subdivided into 160 class A ordinary shares of a par value of US$0.0001 each; and b. each authorised but unissued class B ordinary share of a par value of US$0.016 be subdivided into 160 class B ordinary shares of a par value of US$0.0001 each (the “Share Sub-Division”); (v) immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of a par value of US$0.0001 each and authorised but unissued class B ordinary shares of a par value of US$0.0001 each as will result in the Company having authorised share capital of US$300,000 divided into 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and 5,400,000 class B ordinary shares of a par value of US$0.0001 each (the “Cancellation”); and (vi) consequent upon the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed from US$48,000,000 divided into 3,000,000,000 shares of a par value of US$0.016 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.016 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.016 each, to US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each; and (4) proposal four: to consider and approve as a special resolution that: (i) the Existing M&A be amended and restated by their deletion in their entirety and the substitution in their place with the sixth amended and restated memorandum and articles of association of the Company (the “Sixth Amended M&A ”) included in Exhibit 3.1 to this Form 6-K, to reflect the foregoing resolutions and incorporate amendments including but not limited to shortening the notice period for general meetings, simplifying the deemed notice threshold, and clarifying the service of notice through the Company’s website, with the Sixth Amended M&A to take effect subject to, and immediately following, the Share Consolidation, the Share Capital Increase and the Share Capital Reduction and Reorganization being effected; and (ii) the Board be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Sixth Amended M&A, including without limitation, instructing the Company’s registered office provider to attend to all necessary filings with the Registrar of Companies in the Cayman Islands.

The notice of the Meeting is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit No.	Description
3.1	Sixth Amended and Restated Memorandum and Articles of Association
99.1	Notice of Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2026

Digital Currency X Technology Inc.

By:	/s/ Melissa Chen
Name:	Melissa Chen
Title:	Chief Executive Officer